October 6, 2006

Mr. Adam Phippen

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C.

20549

Re:

Viropro Inc.

Item 4.02 Form 8-K

Filed August 28, 2006

File No.333-06718

Dear Mr. Phippen,

We have reviewed your letter dated September 22, 2006.  Please find our responses below.

1. The Company applied the guidance of EITF 96-18 to the issuances of shares to consultants. The Company had the legal obligation to issue the shares on the various contract dates even though the shares were issued at later dates. The shares to be issued were fully vested on the contract dates and were non-forfeitable. There were no disincentives for non-performance. The shares were valued under EITF 96-18 Issue 1 using the stock prices as of the dates at which a commitment for performance by the consultant to earn the shares was reached. Certain of the shares to be issued related to agreements by the consultants to perform services for periods extending beyond the contract date, and are being charged to operations over the agreed upon periods. However, if the consultant ceases to perform services, the shares will not be returned to the Company and the balance of the value not expensed will be charged to operations on the date the consultant ceases providing services.

Per FAS 123R the Company charged the value of the services earned by the consultants to operations during the period ended February 28, 2006, and deferred the balance to future periods which resulted in an increase of equity, charges to operations, and contra equity (deferred compensation). Since the shares agreed to be issued and subsequently issued were fully vested, it does not appear that EITF D-90 applies.

2. Please see item 1 above. It should be noted that the Company was obligated to issue the shares to be issued for the patent and consulting services on the agreement dates. The recording of the patent and a portion of the consulting services provided in the quarter ended February 28, 2006, appears appropriate based on these obligations and services provided and patent rights received.

The Form 10QSB/A for the quarter ended February 28, 2006, has been filed.

The Form 10QSB for the quarter ended May 31, 2006, will be amended to include the correction of error note and an amended 8K as required.

Best regards,

Gino Di Iorio, C.A.

Finance Director

VIROPRO,   8515 PLACE DEVONSHIRE   –   SUITE 207,   VILLE MONT-ROYAL   (QC)   CANADA   H4P 2K1

T: 514-731-VPRO (8776)   ●   F:  514-739-7000     ●   WWW.VIROPRO.COM

investors@viropro.com